EXHIBIT 99.1

Innate Pharma to host in-person and virtual event on IPH4502 on November 18, 2026

Marseille, France, November 10, 2026, 7:00 A.M. CET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that it will host an event focused on IPH4502, its proprietary Nectin-4 ADC. The event will be held in person and virtually on Wednesday, November 18, 2026 at 11:00 AM ET / 4:00 PM GMT, in London, at the IET London, Savoy Place.

Professor Yohann Loriot, M.D., Ph.D. (Gustave Roussy) will join company management to discuss Phase 1 clinical data from the IPH4502 dose-escalation study being presented at the 2026 EORTC-NCI-AACR (ENA) Symposium.

The event will include a review of the Phase 1 study's safety, pharmacokinetic and antitumor activity findings, along with a discussion of the current treatment landscape and unmet medical need in urothelial cancer. Professor Loriot will provide his clinical perspective, while Innate management will discuss the scientific rationale for IPH4502 and next steps in its clinical development.

A live question-and-answer session will follow the formal presentations.

Event details

•Event: IPH4502 Phase 1 clinical data and development outlook
•Date and time: November 18, 2026 at 11:00 a.m. ET / 4:00 p.m. GMT
•Location: IET London, Savoy Place, 2 Savoy Place, London WC2R 0BL, United Kingdom
•To register for in person participation or virtual access, click here.

A replay will be available in the investors section of Innate Pharma website after the event.

About Professor Yohann Loriot, M.D., Ph.D.

Professor Yohann Loriot is a medical oncologist and Professor of Medicine at Gustave Roussy, specializing in genitourinary cancers, with a particular focus on bladder cancer. He serves as Deputy Head of the Department of Therapeutic Innovation and Early Drug Development (DITEP) and coordinates the UNLOCK program, dedicated to understanding mechanisms of sensitivity and resistance to innovative cancer therapies.

He holds both a Medical Degree and a PhD in Anticancer Pharmacology and teaches at Paris-Saclay University. His research focuses on the development of novel therapeutic strategies and the identification of mechanisms of treatment resistance in solid tumors, particularly urothelial and prostate cancers.

Professor Loriot has authored more than 300 peer-reviewed scientific publications and is an active member of several leading international scientific societies, including ESMO, ASCO and AACR. He also leads the EORTC Urological Tumours Group and contributes to the development of European clinical guidelines in bladder cancer.

Scientific expert disclosure
Professor Yohann Loriot will participate as guest speaker and Gustave Roussy will receive compensation for his participation in the event, which doesn’t constitute an endorsement of the investigational product or a recommendation for its use.

About IPH4502

IPH4502 is Innate Pharma's proprietary Nectin-4 antibody-drug conjugate (ADC), built on three differentiated components. The payload is exatecan, a potent topoisomerase I inhibitor, with the potential to overcome key limitations associated with monomethyl auristatin E (MMAE)-based ADCs, including multidrug resistance protein 1 (MDR1)-mediated resistance, and without the need for CYP2D6 genotyping. IPH4502 incorporates a proprietary stable linker designed to slow the release of free exatecan into the circulation. The binder is a proprietary humanized anti-Nectin-4 antibody with high affinity and a distinct, non-overlapping epitope compared with enfortumab vedotin (EV). In preclinical studies, IPH4502 demonstrated anti-

tumor activity in EV-resistant tumor models and in tumors with low and heterogeneous Nectin-4 expression, supporting its potential applicability across solid tumor types beyond urothelial carcinoma (UC). IPH4502 is currently being evaluated in the Phase 1 IPH4502-101 study (NCT06781983) in patients with advanced solid tumors known to express Nectin-4.
IPH4502 is currently under clinical development and has not received marketing authorization in the European Union or approval from the U.S. Food and Drug Administration (FDA). Its safety and efficacy have not been established for any commercial use. The product is not available for commercial distribution.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.

Innate Pharma is advancing a portfolio of differentiated potential first and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.

Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology. Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code: FR0010331421
Ticker code: Euronext: IPH Nasdaq: IPHA
LEI: 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr
Investor Relations
investors@innate-pharma.fr
Medias
communication@innate-pharma.fr